

September 21, 2012

Via E-mail
Anthony J. Richmond, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

> Re: **The Wet Seal, Inc.**
> **Revised Preliminary Consent Revocation Statement on Schedule 14A**
> **Filed September 21, 2012**
> **File No. 001-35634**
>
> **Soliciting Materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed September 20, 2012**
> **File No. 001-35634**

Dear Mr. Richmond:

  We have reviewed the filings and have the following comments. All defined terms used in this letter have the same meaning as in the preliminary consent revocation statement listed above unless otherwise indicated.

Soliciting Materials filed September 20, 2012 pursuant to Exchange Act Rule 14a-12

Press Release, page 2

1. The press release dated September 20, 2012 ("The Wet Seal, Inc. Elects Two New Independent Directors to Board") filed as soliciting material on September 20, 2012 indicates under the heading "Possible Addition of Two Other New Board Members" that "two additional independent Directors have indicated they are prepared to join the Board in the coming months" and that "[t]he two new Director candidates have been approved by the company's Nominating and Corporate Governance Committees and have been reviewed by the full Board." Given the "possible near-term addition" of two more candidates, as indicated by Messrs. Kahn and Horn, please supplement the preliminary consent revocation statement to include disclosure regarding these potential additions, why the board is considering increasing the board size to ten directors at this time rather than keeping it at eight (following the addition of Ms. Bronstein and Mr. Goodman) and if true, that such directors will be appointed by the Board and not elected by stockholders. In responding to this comment, please note that the following disclosure in the revised consent revocation statement appears to suggest that the Company believes that the addition of Ms. Bronstein and Mr. Goodman, as opposed to the addition of two more

directors resulting in a board size of ten directors, was a satisfactory response to stockholder wishes.

- During the past few weeks, we have actively pursued a dialogue with our stockholders and *heard that they would like additional retail experience added to the Board. In response to our stockholders, we have appointed two additional independent directors*, Ms. Kathy Bronstein, who served as the former Chief Executive Officer of The Wet Seal, Inc. from 1992 to 2003 and a retail consultant, Mr. John Goodman, most recently Executive Vice President of Apparel and Home at Sears and former CEO of Charlotte Russe, to fill newly created directorships, effective immediately. (page 1, emphasis added)
- Both Ms. Bronstein and Mr. Goodman bring extensive retail experience in fast fashion merchandising to the Company *and together with our existing Board members, we believe we have the necessary stability and continuity to carry out the execution of our* strategy to return the Company to our historically successful fast fashion business model. (page 6, emphasis added)

2.   Please provide support for the following statements in the press release as to the potential ninth and tenth board members:
- "we believe that with the immediate addition of Kathy and John, growing to seven members, and the possible near-term addition of two more solid candidates, this Board will contribute a strong combination of retail experience and fresh perspectives to the company." While it appears that the work experience of Ms. Bronstein and Mr. Goodman support the statement regarding retail experience, we are unable to assess the merits of such statement as it applies to the two board members who may also be added to the board
- "[the two additional independent Directors] have excellent retail backgrounds."

Please also disclose such support in the same location of the preliminary consent revocation statement containing the disclosure provided in response to the preceding comment.

Consent Revocation Statement

Wet Seal's Board and Management Team Are Fully Committed, page 5

3.   We note the statement on page 5 that "[u]nlike the Clinton nominees, our management team and Board (including Ms. Bronstein, who served as the former Chief Executive Officer of the Company from 1992 to 2003, and Mr. Goodman who served as the former Chief Executive Officer of Charlotte Russe) do not need to climb a learning curve under the time pressure of the looming holiday season." We note that Ms. Bornstein last served as chief executive officer of The Wet Seal nine years ago, and Mr. Goodman never worked at The Wet Seal and only served as the chief executive officer of Charlotte Russe three years ago and only for a period of no more than twelve months. Given above, it is

unclear how such statement can be applied to describe Ms. Bornstein and Mr. Goodman, but not those Clinton Group nominees whose work experience also demonstrates strong retail backgrounds, including Mesdames Bern and Meads and Messrs. Benaroya and Mills. Please revise such statement.

Current Directors of the Company, page 12

4.   Similar to the disclosure you have provided for the other directors, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Bronstein and Mr. Goodman should continue to serve as a director, in light of the Company's business and structure. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions